UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                 VOICENET, INC.
                                 --------------
                                (Name of Issuer)

                          Common Stock, par value $.01
                          ----------------------------
                         (Title of Class of Securities)


                                    928613108
                                    ---------
                                 (CUSIP Number)



                                Howard J. Messer
                                 Voicenet, Inc.
                                1040 First Avenue
                               New York, NY 10023
                                 (973) 809-9445
                                 --------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 October 6, 1999
                                 ---------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

----------------------------------------------------           -----------------
CUSIP No.                                                      Page 2 of 6 Pages
928613108

------------ -------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                               Voicenet (Aust.), Ltd.
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                        (b) [ ]
------------ -------------------------------------------------------------------
     3       SEC USE ONLY

------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS*

                               WC
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                          [ ]

------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                               Australia
------------------------- -------- ---------------------------------------------
                             7     SOLE VOTING POWER

       NUMBER OF                   3,746,861
                          -------- ---------------------------------------------
         SHARES              8     SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                   0
                          -------- ---------------------------------------------
          EACH               9     SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                    3,746,861
                          -------- ---------------------------------------------
          WITH              10     SHARED DISPOSITIVE POWER

                                   0
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,746,861
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                        [ ]

------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             76.2%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*
             CO
------------ -------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Introduction
                                  ------------

         This Schedule is being filed in order to report the acquisition of an aggregate 100,000 shares of common stock, $.01 par value (the "Common Stock"), of Voicenet, Inc. (the "Issuer") by Voicenet (Aust.), Ltd., a corporation organized under the laws of Australia (the "Reporting Person"), through the purchase and subsequent conversion of 100,000 shares of the Issuer's Series A Convertible Preferred Stock (the "Convertible Preferred Stock"). On October 6, 1999, the Reporting Person closed the purchase of 100,000 shares of Convertible Preferred Stock for an aggregate purchase price of $3 million. On October 11, 1999, the Reporting Person elected to convert such Convertible Preferred Stock into Common Stock pursuant to the terms thereof (See Exhibit No.1). Upon consummation of the October 6, 1999 purchase and the October 11, 1999 conversion (together, the "Transactions"), the Reporting Person became the beneficial owner of an aggregate 3,746,861 shares of the Issuer's Common Stock, an amount in excess of 5% of that class of equity security.

ITEM 1.  SECURITY AND ISSUER.

         The class of equity securities to which this Schedule relates is the Issuer's Common Stock, $.01 par value. The Issuer is Voicenet, Inc. and its principal executive offices are located at 1040 First Avenue, New York, New York 10023.

ITEM 2.  IDENTITY AND BACKGROUND

         The Reporting Person is a corporation organized under the laws of Australia, with principal executive offices located at 72 Kings Park Road, West Perth, Western Australia, 6005. The Reporting Person's principal business is development, sales and marketing of speech recognition computer software applications and systems.

         During the last five years, neither the Reporting Person nor any of its directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the last five years, neither the Reporting Person nor any of its directors or executive officers has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Prior to the Transactions, the Reporting Person beneficially owned 2,170,000 shares of Common Stock (65% of the issued and outstanding Common Stock). Upon consummation of the Transactions, the Reporting Person became the beneficial owner of an aggregate 3,746,861 shares of Common Stock (76.2% of the issued and outstanding Common Stock).

         The aggregate consideration paid by the Reporting Person for the Convertible Preferred Stock was $3 million. Such consideration was paid entirely in cash and working capital was the sole source of the consideration paid for the Convertible Preferred Stock. The subsequent conversion of the Convertible Preferred Stock into Common Stock was effected without consideration.

ITEM 4.  PURPOSE OF TRANSACTION

         The Reporting Person has no plans or proposals which would result in any of the consequences listed in paragraphs (a) - (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) and (b) Set forth in the table below are the number and percentage of shares of Common Stock of the Issuer beneficially owned by the Reporting Person and each other person named in Item 2 as of the date hereof:


                        Number of Shares          Number of Shares
                        Beneficially Owned With   Beneficially Owned With   Aggregate Number
                        Sole Voting and           Shared Voting and         of Shares              Percentage of Shares
Name                    Dispositive Power         Dispositive Power         Beneficially Owned      Beneficially Owned
----                    -----------------         -----------------         ------------------      ------------------

Voicenet (Aust.), Ltd.      3,746,861                                            3,746,861                 76.2%



         (c)   None.

         (d)   None.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

               None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit
Number         Description
------         -----------

1.             Accredited Investor Subscription Agreement.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 2, 1999

                                             By: /s/ Howard J. Messer
                                                 -------------------------------

                                                 Title:  Chief Financial Officer